Exhibit 99.5

SRK Consulting (U.S.), Inc. 1125 17th Street, Suite 600 Denver, CO 80202 United States T: +1 303 985 1333 F: +1 303 985 9947 denver@srk.com www.srk.com

CONSENT OF GOKTUG EVIN

In connection with the filing on Form 6-K with the Securities and Exchange Commission (the “SEC”), of the technical report entitled “Hod Maden Project Feasibility Study – Technical Report NI 43-101”, dated December 15, 2021 (the “Technical Report”) and the Material Change Report (“MCR”) of Sandstorm Gold Ltd. (the “Company”) dated December 15, 2021, I, Goktug Evin, BSc Eng, SME-RM, consent to: (i) the filing of the Technical Report with the SEC by the Company; (ii) any extracts from or a summary of the Technical Report in the news release of the Company dated December 15, 2021 (the “News Release”) also filed on Form 6-K with the SEC; (iii) the use of and references to my name in connection with the Technical Report, the MCR and the News Release, as an expert or “qualified person,” who has reviewed, prepared or approved the disclosure of the scientific and technical information contained in the Technical Report, the MCR and the News Release and the use of the Technical Report, or portions thereof, contained in the MCR and News Release that I supervised the preparation of and/or was reviewed and approved by me (the “Technical Information”), (iv) the use and inclusion of the Technical Information in the written disclosure contained in the MCR and the News Release, and (v) the incorporation by reference of the Technical Report, the MCR, the News Release and Technical Information into the Company’s Registration Statement on Form F-10 (File No. 333-237619), as amended or supplemented.

DATED this    15 day of December, 2021.

/s/ Goktug Evin
Goktug Evin, BSc Eng, SME-RM

Practice Leader/Principal Consultant (Hydrogeologist)

SRK Consulting (U.S.), Inc.

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99_5 2021 USA QP CONSENT 4 HOD MADEN 4 MCR FEAS STUDY - EVIN